Exhibit 99.1a

Company announcement – No. 50 / 2021

Interim report for
H1 2021

Zealand Pharma Launches ZEGALOGUE® (dasiglucagon) Injection and Advances Pipeline Programs Across Multiple Therapeutic Areas

Copenhagen, DK and Boston, MA, U.S. August 12, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078) a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, today announced financial results for the first half of 2021.

Financial results for the first half of 2021

•	Revenue: DKK 132.1 million / USD 21.1 million (DKK 233.4 million / USD 35.1 million in the first six months of 2020).

•	Net operating expenses: DKK -616.6 million / USD -98.5 million (DKK -437.2 million / USD -65.7 million in the first six months of 2020).

•	Net operating result: DKK -550.8 million / USD -88.0 million (DKK -230.9 million / USD -34.7 million in the first six months of 2020).

•	Cash, cash equivalents, and marketable securities: DKK 1,282.9 million / USD 205.0 million as of June 30, 2021 (June 30, 2020: DKK 1,665.0 million / USD 250.2 million).

Business highlights for the first half of 2021

•	Announced commercial availability of Zegalogue® (dasiglucagon) injection, for the treatment of severe hypoglycemia in people with diabetes aged 6 years and older. In June 2021, ZEGALOGUE became commercially available in the U.S., in both an auto-injector and prefilled syringe for the treatment of severe hypoglycemia in patients with diabetes aged 6 years and older. To support the ZEGALOGUE launch, the Zealand Pharma field sales team is fully training and actively engaging high volume prescribers of rescue therapies across the U.S. The team is optimally resourced to call on the Health Care Providers that contribute to over 80% of the total rescue therapy prescription volume. Zealand Pharma has also introduced ConnectedCareTM, a patient support program designed to facilitate patient access and offer educational and affordability resources for people with diabetes and their caregivers.

•	Announced the initiation of two Phase 2 trials for BI 456906 by partner Boehringer Ingelheim and Fast Track Designation from the U.S. FDA. In April 2021, Zealand and Boehringer Ingelheim announced the initiation of two Phase 2 trials for the GLP-1/glucagon dual agonist for adults who are overweight or obese, and for adults with non-alcoholic steatohepatitis (NASH). These recently initiated studies are being performed to determine the appropriate dose in patients who are overweight or obese, and to determine the safety, efficacy and tolerability of this compound in patients with NASH and Fibrosis. In June, the U.S. FDA granted Fast Track Designation to the GLP-1/glucagon dual agonist for the investigational treatment of NASH. The designation facilitates the development, and expedites the review, of new therapies to treat serious conditions and fill an unmet medical need. In addition, the compound is currently being investigated in an ongoing Phase 2 study in people with type 2 diabetes mellitus.

•	Presented data on dasiglucagon at 81st Scientific Session of American Diabetes Association (ADA) and posters on glepaglutide at 17th Congress of the Intestinal Rehabilitation and Transplantation Association (CIRTA). Zealand had five posters and one oral poster presentation at the 81st Scientific Session of the ADA. At CIRTA 2021, Zealand presented three posters, including data on glepaglutide that suggested dose adjustment may not be necessary when treating short bowel syndrome (SBS) patients with renal impairment.

•	Announced publication of Phase 3 trial results evaluating efficacy and safety of dasiglucagon for treatment of severe hypoglycemia in adult patients with diabetes. In May, Diabetes Care published results from the Phase 3 trial that found dasiglucagon administration resulted in a reversal of hypoglycemia (with a median recovery time of 10 minutes) with 99% of trial participants reaching recovery within 15 minutes.

Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma, comments:

“It has been an exciting first half of the year at Zealand Pharma as we continue to execute our mission to use our innovative peptide platform to address unmet needs in metabolic and gastrointestinal diseases. We are pleased with the U.S. FDA approval and commercial launch of ZEGALOGUE, which not only has the potential to help people with diabetes feel more confident and prepared to handle severe hypoglycemic episodes, but also represents the transformation of our company to a fully integrated biopharmaceutical company. We look forward to building upon the momentum of the launch as our commercial team brings ZEGALOGUE to patients in need and we continue to advance our other pipeline programs. We have made notable progress across our pipeline in the first half of the year, and with multiple clinical milestones on the horizon in the second half of the year, we are well positioned to achieve our goal of offering five marketed products by 2025.”

Financial guidance for 2021

There is no change from the financial guidance issued on March 11, 2021.

Net product revenue from the sales of commercial products is expected to be DKK 220 million +/- 10%.

In 2021, Zealand Pharma expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand Pharma does not intend to provide guidance on such revenue.

Net operating expenses in 2021 are expected to be DKK 1,250 million +/-10%.

Update regarding COVID-19

Zealand Pharma continues to monitor the COVID-19 pandemic and take precautions to keep our employees, patients, business and clinical partners safe. This is an ongoing exercise in monitoring the effects of the pandemic on all of our key stakeholders and responding appropriately. We maintain compliance with guidance from applicable government and health authorities as appropriate. We have adapted the way we work to support our community’s efforts to reduce the transmission of COVID-19 and protect our employees, while continuing to provide patient care and maintain business continuity.

Zealand Pharma has taken measures to secure its discovery activities, which remain ongoing, while work in laboratories and offices has been organized to reduce the risk of COVID-19 transmission. The impact of COVID-19 on our research activities has thus far been minimal. Employees who can work from home have been doing so, while those needing to work in laboratory facilities are divided into shifts to reduce the number of people gathered at one time. Business travel has been minimized and online and video conference technology is used to meet virtually rather than in person. We have continued our clinical trials while working with authorities, investigators, trial sites and contract research organizations to minimize site visits and ensure optimal trial follow-up. In late April, Zealand Pharma in Denmark commenced a gradual return to office program, which currently allows up to 60% occupancy, consistent with local health authority guidelines and practice including frequent testing, sanitizing, and other protective measures.

COVID-19 restrictions have not affected our phase 3-program for dasiglucagon in congenital hyperinsulinism (CHI) and we expect topline data from the second Phase 3 trial in 2021. The pandemic impacted the speed of patient recruitment for our Phase 3 trial with glepaglutide for the treatment of short bowel syndrome, and results are expected in 2022. We currently do not anticipate changes to the timelines for the bi-hormonal artificial pancreas pump Phase 3 program.

Our research and in particular our development programs may be impacted if the pandemic continues to put increased pressure on hospital systems, slow recruitment of patients into the trials or cause lockdowns that affect our clinical trial sites if key external medical resources are diverted elsewhere.

Direct engagement with health care providers and patients has been reduced and transformed by leveraging virtual meetings, training, and support. Our commercial team is focused on supporting the businesses for the V-Go® wearable insulin delivery device and Zegalogue while ensuring a continued high level of service and support for existing patients.

Product Launch Update

Dasiglucagon is a stable glucagon analog commercially available as Zegalogue® (dasiglucagon) injection, and indicated for the treatment of severe hypoglycemia in people with diabetes aged 6 and over, and being developed in three additional distinct indications:

Zegalogue® (dasiglucagon) injection for severe hypoglycemia

Zegalogue (dasiglucagon) injection was approved by the U.S. FDA on March 22, 2021 for the treatment of severe hypoglycemia in people with diabetes aged 6 and over. Zegalogue is available in both an auto injector and a prefilled syringe. The approval was based on efficacy results from three pivotal trials in adults and children with type 1 diabetes, whereby the primary endpoint of time to plasma glucose recovery, was successfully achieved with a median time to blood glucose recovery of 10 minutes following Zegalogue administration. In these Phase 3 studies, the most common adverse events reported (≥2%) were nausea, vomiting, headache, diarrhea, and injection site pain in adults; and nausea, vomiting, headache and injection site pain in pediatric patients.

Zegalogue launched in the U.S. in late June 2021.

Pipeline Update

Type 1 Diabetes Management

Dasiglucagon for bi-hormonal artificial pancreas pumps

Zealand Pharma is developing a 1 ml cartridge containing 4 mg/ml dasiglucagon, intended for use in bi-hormonal artificial pancreas pumps.

Zealand is collaborating with Beta Bionics, developer of the iLet™, a pocket-sized, dual-chamber, autonomous, glycemic control system. The iLet mimics a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on data from the diabetic person’s continuous glucose monitor. Top-line results from a Phase 2 trial in patients with type 1 diabetes showed that the bi-hormonal iLet using dasiglucagon provided increased glycemic control over the insulin-only iLet. During the bi-hormonal period, 90% of participants had a mean CGM glucose level of < 154 mg/dL, whereas only 50% of participants on the insulin-only iLet achieved this. Importantly these glycemic targets were achieved while time with blood glucose levels < 54 mg/dL was only 0.3% in the bi-hormonal and 0.6% in the insulin-only arm.

An in-use study of dasiglucagon in the iLet bihormonal bionic pancreas has been successfully completed supporting the overall clinical development program and Zealand partner Beta Bionics is on track to begin test run screening for the iLet bihormonal pivotal Phase 3 trial, utilizing dasiglucagon and insulin, by the end of 2021. Approximately 350 adults and 350 children with type 1 diabetes will be randomized into the Phase 3 trial. The primary outcome measure is superiority on HbA1c of the bihormonal iLet configuration using dasiglucagon over the insulin only iLet configuration at week 26. Overall, the program has been designed to demonstrate the clinical outcome of utilizing dasiglucagon in the bihormonal iLet versus an insulin-only iLet, while also comparing these results to intensified usual care.

Dasiglucagon mini-dose pen

Zealand is developing a dasiglucagon mini-dose pen for potential treatment of exercise-induced hypoglycemia in people living with type 1 Diabetes and for people who suffer from meal-induced hypoglycemia following gastric bypass surgery.

Trials conducted in hospital settings have shown the clinical potential for using low doses of dasiglucagon to correct moderate hypoglycemia. Top-line results from a Phase 2a dose-finding trial in people with type 1 diabetes were presented at the American Diabetes Association congress in June 2021.

In addition, top-line results of a post bariatric hypoglycemia Phase 2a dose-finding clinical proof of concept trial were reported in 2020 and showed that mini doses of dasiglucagon reduced meal-induced hypoglycemia compared to placebo in individuals who had undergone gastric bypass bariatric surgery.

Out-patient Phase 2 trials in exercise-induced hypoglycemia in people living with type 1 diabetes and for people that suffer from meal-induced hypoglycemia following gastric bypass surgery were initiated in the second quarter this year (ClinicalTrials.gov Identifier: NCT04764968 and NCT04836273) and the first subjects have been enrolled into the out-patient Phase 2 trial evaluating effectiveness of pen-administered low-dose dasiglucagon for prevention and treatment of hypoglycemia in people with type 1 diabetes.

Rare Diseases

Dasiglucagon for congenital hyperinsulinism (CHI)

The potential for chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI is being evaluated in a Phase 3 program. The aim is to reduce or eliminate the need for intensive hospital treatment, reduce the frequency of dangerous low blood glucose and need for constant feeding, and to potentially delay or eliminate the need for pancreatectomy. The FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI.

We announced data from the first Phase 3 trial in the program, trial 17109, in December 2020. This trial evaluated children from 3 months to 12 years old with more than three hypoglycemic events per week despite previous near-total pancreatectomy and/or maximum medical therapy. Dasiglucagon on top of standard of care (SOC) did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by the primary endpoint, intermittent self-measured plasma glucose. However, hypoglycemia was reduced by 40–50% with dasiglucagon as compared to SOC alone when assessed by blinded continuous glucose monitoring. Dasiglucagon treatment was assessed to be well tolerated in the study and 31 out of 32 patients continued into the long-term extension study.

We are conducting additional analyses and engaging with regulatory authorities to discuss the results of 17109 while awaiting the outcome of a second Phase 3 trial, 17103, in neonates up to 12 months old with CHI. Results from the 17103 trial are expected in 2021.

Glepaglutide

Zealand Pharma is developing treatments for gastrointestinal diseases, with a current focus on short bowel syndrome (SBS). One of the leading programs in Zealand Pharma’s pipeline is glepaglutide, a long-acting GLP-2 analog being developed in an auto-injector with potential for convenient weekly administration. EASE-SBS 1 is the pivotal Phase 3 trial with a planned enrolment of 129 patients with SBS that seeks to establish the efficacy and safety of once- and twice-weekly administration of glepaglutide. They will be treated for six months whereafter they are offered a further 2+2-year treatment with glepaglutide in the extension trials, EASE-SBS 2 and 3. The primary endpoint is the absolute reduction in parenteral support achieved by the end of the trial, with results expected in 2022. The U.S. FDA granted orphan drug designation to glepaglutide for the treatment of SBS.

Dapiglutide

Dapiglutide (pINN) is a long-acting GLP-1R/GLP-2R dual agonist.

The Phase 1a single-ascending dose, safety and tolerability trial investigating dapaglutide in healthy volunteers was completed in Q3 2020 and dapiglutide was found to have an acceptable safety and tolerability profile. Results showed a plasma half-life allowing for once weekly dosing.

Based on the results of the Phase 1a trial, Zealand initiated a Phase 1b (multiple ascending dose) safety and tolerability trial and all subjects have received the last dapiglutide dose for the safety and tolerability trial with key results expected later this year (ClinicalTrials.gov Identifier: NCT04612517).

Obesity

Amylin

Later this year we expect to initiate a Phase 1 clinical trial with our long-acting Amylin analog ZP8396 that is being developed as a potential once-weekly treatment of obesity and type 2 diabetes.

BI 456906: Long-acting GLP-1/GLU dual agonist for obesity and/or diabetes (with Boehringer Ingelheim)

The GLP-1/glucagon dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. The lead molecule BI 456906 is targeting treatment of obesity, diabetes, and non-alcoholic steatohepatitis (NASH). At Obesity Week in November this year Boehringer Ingelheim will present 16-week body weight data from the BI 456906 Phase 1b trial.

Three parallel Phase 2 trials are ongoing. All subjects have been randomized in the first phase 2 trial which evaluates the dose-relationship of BI 456906 on HbA1c from baseline to 16 weeks relative to placebo in 410 people with diabetes (ClinicalTrials.gov Identifier: NCT04153929). Secondary objectives are to assess the effect on change in body weight and an open-label comparator (semaglutide) will allow for comparison of the effects against a pure GLP-1R agonist. The second Phase 2 randomized double-blind placebo-controlled dose-finding trial will evaluate BI 456906 in people with obesity or who are overweight with a BMI 27 kg/m2 or higher without diabetes (ClinicalTrials.gov Identifier: NCT04667377). Participants will receive a subcutaneous injection of either BI 456906 or placebo once a week for the duration of the trial. The primary endpoint of this trial is the percentage change in body weight at week 46 compared to placebo. The third Phase 2 randomized double-blind placebo-controlled dose-finding trial will evaluate BI 456906 in people with NASH and liver fibrosis (F2/F3) with and without diabetes (ClinicalTrials.gov Identifier: NCT04771273). The primary endpoint of this trial is the histological improvement of steatohepatitis without worsening of fibrosis after 48 weeks of treatment. Participants will receive a weekly subcutaneous injection of either different doses of BI 456906 or placebo for the duration of the trial. The program has received Fast Track designation from the U.S. FDA.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand Pharma is eligible to receive up to EUR 345 million in outstanding milestone payments, and high-single to low-double digit royalties on global sales.

Inflammation

Zealand Pharma is pursuing multiple pre-clinical programs in inflammatory diseases which will be detailed more as they progress through development.

Complement inhibitors (with Alexion, AstraZeneca Rare Disease)

Zealand Pharma and Alexion Pharmaceuticals announced in March 2019 that they will collaborate on the discovery and development of novel peptide therapies for complement-mediated diseases. Under the terms of the agreement, Alexion and Zealand Pharma entered into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement pathway targets. The lead program is a long-acting inhibitor of Complement C3 which has the potential to treat a broad range of complement mediated diseases. Zealand Pharma will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 trials. We are looking to initiate a Phase 1 trial of the C3 inhibitor in 2022.

For the lead target, Zealand Pharma is eligible to receive up to USD 610 million in development and sales milestone payments, plus royalties on global sales in the high single to low double digits. In addition, Alexion has the option to select up to three additional targets with Zealand Pharma eligible for USD 15 million upfront per target plus development/regulatory milestones for each target selected similar to the lead target with slightly reduced commercial milestones and royalties.

Additional Updates

On December 18, 2020 Amyndas Pharmaceuticals S.A. and Amyndas Pharmaceuticals LLC filed a complaint in the U.S. District Court for the District of Massachusetts, which named Alexion Pharmaceuticals, Inc., Zealand Pharma A/S and Zealand Pharma U.S., Inc. as defendants.  The complaint alleges claims against the Zealand Pharma A/S (and its U.S. subsidiary) and its collaboration partner Alexion Pharmaceuticals, Inc. (“Alexion”) related to Zealand Pharma A/S’s collaboration with Alexion on C3 peptide-based assets. The complaint alleges federal and state law claims, including claims for breach of confidentiality agreements, trade secret misappropriation and unfair competition.  The complaint seeks an unspecified amount of damages plus interest and injunctive relief. On June 8, 2021 the District Court dismissed the proceedings against Zealand Pharma U.S., Inc. for failure to state a claim, and dismissed the claims against Zealand Pharma A/S on the ground that the matter should be heard in the courts of Denmark.  On July 6, 2021 Amyndas moved the District Court to reconsider its dismissal of the claims against Zealand Pharma A/S (and its U.S. subsidiary).  Zealand Pharma A/S (and its U.S. subsidiary) have opposed Amyndas’s motion for reconsideration and the parties are currently awaiting a ruling on that motion.

On 23 January 2020 Protagonist Therapeutics filed a demand for arbitration with the International Court of Arbitration of the International Chamber of Commerce (ICC) seeking a declaration that it has no past, present or future milestone or royalty payment obligations with respect to the compound it is advancing, PTG-300, alleging that the compound is not within the set of compounds to which such payment obligations apply. On August 4, 2021 the parties reached a mutually acceptable settlement of the proceedings and the agreement will continue between parties on agreed terms. Protagonist paid the sum of $2.5m as the first payment under the settlement agreement.

Conference call today at 4 pm CEST / 10 am EDT

Zealand Pharma’s management will host a conference call today at 4 pm CEST to present results through the first six months of 2021. Participating in the call will be Chief Executive Officer Emmanuel Dulac, Chief Financial Officer Matt Dallas, and Chief Medical and Development Officer Adam Steensberg. The presentation will be followed by a Q&A session with the presenters as well as the President of Zealand Pharma U.S., Frank Sanders.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark	+45 32 720 417
United Kingdom	+44 (0) 844 481 9752
United States	+1 646 741 3167
France	+33 (0) 170700781
Netherlands	+31 (0) 207956614
Passcode	5648825

A live audio webcast of the call, including an accompanying slide presentation, will be accessible from the Investor section of Zealand Pharma’s website. Participants are advised to register for the webcast approximately 10 minutes before the start. A recording of the event will be available on the Investor section of Zealand Pharma’s website following the call.

Upcoming events

Zealand Pharma plans to publish results for the third quarter of 2021 on November 11, 2021.

Total number of shares and voting rights in Zealand Pharma as of June 30, 2021

Number of shares (nominal value of DKK 1 each): 43,541,838 which is an increase of 113,646 from 43,428,192 as of March 31, 2021.

Therefore, the current Share capital is (nominal value in DKK): 43,541,838.

Number of voting rights: 43,541,838

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late-stage development. Zealand markets V-Go®, a basal-bolus insulin delivery option for people with diabetes, and has received FDA approval for Zegalogue, (dasiglucagon), the first and only glucagon analogue for the treatment severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above. With this two products Zealand can commercialize its these two products using its own dedicated sales force and has established itself as a fully integrated biotechnology company. License collaborations with Boehringer Ingelheim and AstraZeneca create opportunity for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Zegalogue® and V-Go® are registered trademarks of Zealand Pharma A/S.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products and the company’s Financial Guidance for 2021.  These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements.  Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, unexpected costs or delays in clinical trials and other development activities due to adverse safety events or otherwise; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; our ability to successfully market both new and existing products; changes in reimbursement rules and governmental laws and related interpretation thereof; government-mandated or market-driven price decreases for our products; introduction of competing products; production problems; unexpected growth in costs and expenses; our ability to integrate operate businesses in varying geographies; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may reject, fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; exposure to product liability and other claims; interest rate and currency exchange rate fluctuations; unexpected contract breaches or terminations; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement.  All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof.  Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

NOTE: DKK/USD Exchange rates used: June 30, 2021 = 6.257 and June 30, 2020 = 6.6553

For further information, please contact:

Claudia Styslinger

Argot Partners

Email: investors@zealandpharma.com

For U.S. Media

David Rosen

Argot Partners

Email: media@zealandpharma.com

Key figures *

DKK thousand

		Reviewed				Audited
INCOME STATEMENT AND COMPREHENSIVE INCOME	Note	Q2 2021	Q2 2020	H1 2021	H1 2020	FY 2020
Revenue		84,326	221,016	132,145	233,432	353,314
Gross margin		41,767	192,990	65,843	205,406	262,749
Research and development expenses		-149,660	-127,006	-284,968	-291,658	-604,081
Sales and Marketing expenses		-120,932	-74,853	-202,863	-74,853	-285,256
Administrative expenses		-61,193	-45,592	-128,768	-70,665	-202,771
Net operating expenses		-331,785	-247,451	-616,598	-437,176	-1,092,108
Other operating income		99	751	-65	858	36,997
Operating result		-289,919	-53,710	-550,820	-230,912	-792,361
Net financial items		-14,389	-5,846	5,450	-9,003	-47,292
Result before tax		-304,308	-59,556	-545,371	-239,915	-839,653
Income tax	(1)	7,493	1,375	6,371	2,306	-7,076
Net result for the period		-296,815	-58,181	-539,000	-237,609	-846,729
Comprehensive result for the period		-297,161	-58,481	-536,897	-237,937	-837,752
Earnings/loss per share – basic/diluted (DKK)		-6.87	-1.57	-12.66	-6.49	-22.07
STATEMENT OF FINANCIAL POSITION				June 30, 2021	June 30, 2020	December 31, 2020
Cash and cash equivalents				987,777	1,350,986	960,221
Marketable securities				295,155	293,982	297,345
Cash, cash equivalents and Marketable securities				1,282,932	1,664,968	1,257,566
Other assets				641,242	626,806	504,383
Total assets				1,924,173	2,271,774	1,761,949
Share capital ('000 shares)				43,542	39,734	39,800
Equity				1,386,736	1,799,922	1,229,311
Total liabilities				537,437	471,852	532,638
Equity ratio	(2)			0.72	0.79	0.70
CASH FLOW				H1 2021	H1 2020	FY 2020
Cash outflow/inflow from operating activities				-695,703	-313,518	-688,716
Cash outflow/inflow from investing activities				-4,050	-186,428	-196,807
Cash outflow/inflow from financing activities				715,929	770,249	760,941
Purchase of property, plant and equipment				-3,858	-14,392	-25,044

Free cash flow	(3)			-699,561	-327,910	-713,760
OTHER				June 30, 2021	June 30, 2020	December 31, 2020
Share price (DKK)				185.2	227.40	220.60
Market capitalization (MDKK)	(4)			7,886	8,449	8,464
Equity per share (DKK)	(5)			32.57	48.44	32.04
Average number of employees				344	320	297
Number of full-time employees at the end of the period				360	313	329

Notes:

* The acquisition of the business from Valeritas is only reflected in key figures covering the period since April 2, 2020 being the acquisition date.
(1) Zealand expects to be eligible to receive up to DKK 5.5 million in Danish corporate tax benefit related to R&D expenses incurred for 2021, of which DKK 2.8 million has been recognized for the period ended June 30, 2021.
(2) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.(3) Free cash flow is calculated as the sum of cash flows from operating activities and purchase of property, plant and equipment.
(4) Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.
(5) Equity per share is calculated as shareholders' equity divided by total number of shares less treasury shares.

Financial review

Comparative figures for the corresponding period in 2020 are shown in brackets except for the financial position, which expresses the comparative figures as of December 31, 2020.

The condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. The interim condensed consolidated financial statements are presented in DKK, which is also the functional currency of the Company.

Financial results

Revenue

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Sale of goods	91,129	58,087	33,042	57%
License and milestone revenue	41,016	175,345	-134,329	-77%
Total revenue	132,145	233,432	-101,287	-43%

Increase in revenue from the sale of goods is primarily attributable to the sales of V-Go in the period. Due to the Valeritas asset purchase agreement closing in April 2020, product revenue for V-Go in the H1 2020 is only for the last three months of the period.

The decrease in license and milestone revenue is mainly due to a milestone payment of DKK 149.1 million triggered in June 2020 from our partnership agreement with Boehringer Ingelheim.

Gross margin

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Gross margin	65,843	205,406	-139,563	-68%

The decrease in gross margin is due to the milestone payment of DKK 149.1 million triggered in June 2020 from our partnership agreement with Boehringer Ingelheim.

Research and development expenses

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Research and development expenses	284,968	291,658	-6,690	-2%

The decrease in research and development expenses mainly relates to a reduction in costs for Zegalogue due to the March NDA approval. The reduction in costs related to Zegalogue is partially offset by costs incurred by our late-stage clinical programs for dasiglucagon and glepaglutide.

Sales and marketing expenses

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Sales and marketing expenses	202,863	74,853	128,010	171%

The increase in sales and marketing expenses is related to efforts for the Zegalogue launch as well as continued commercial support for the V-Go wearable insulin deliver device. Due to the Valeritas asset purchase agreement closing in April 2020, sales and marketing expenses in the H1 2020 are only for the last three months of the period.

Administrative expenses

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Administrative expenses	128,768	70,665	58,103	82%

The increase in administrative expenses is a relating to costs related to the buildup and operations of the US subsidiary which supports the commercial infrastructure as well as general and administrative purposes. Substantial US operations were acquired in April 2020 following the close of the Valeritas asset purchase agreement.

Operating result

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Operating result	-550,820	-230,912	-319,908	-139%

The operating result reflects gross margin, research and development expenses, sales and marketing and administrative expenses, as discussed above.

Financial income and financial expenses

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Net financial items	5,450	-9,003	14,453	161%

Financial income and financial expenses, which we refer to collectively as net financial items, consist of interest income and expense, dividend, banking fees and impact from adjustments related to foreign exchange rates.

Result before tax

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Result before tax	-545,371	-239,915	-305,456	-127%

Result before tax reflects the operating result and net financial items, as discussed above.

Income tax

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Income tax	6,371	2,306	4,065	176%

The net income tax income is mainly impacted by the tax deduction in Denmark, a prior period correction offset by the taxable income in US

No deferred tax asset regarding the Danish parent company has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized within the near term.

Net result

DKK thousand	H1, 2021	H1, 2020	∆	∆ in percent
Net result	-539,000	-237,609	-301,391	-127%

The decrease in the net result is primarily a result of increased sales and marketing and administrative expenses. The expense increase is due to the 1H of 2020 only having commercial infrastructure effective April 2020 following the Valeritas asset purchase agreement. In addition, there was a one-time milestone of DKK 149.1 million triggered in June 2020 from our partnership agreement with Boehringer Ingelheim.

Liquidity and capital resources

Equity

DKK thousand	June 30, 2021	December 31, 2020	∆	∆ in percent
Equity	1,386,736	1,229,311	157,425	13%
Equity ratio	72%	79%	N/A	N/A

Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date. The increase in equity was mainly driven by a capital increase in January 2021 amounting to DKK 748.9 million offset by the loss for the period.

Cash, cash equivalents and Marketable securities

DKK thousand	June 30, 2021	December 31, 2020	∆	∆ in percent
Cash, cash equivalents and Marketable securities	1,282,932	1,257,566	25,366	2%

The increase was mainly driven by the capital increase in January 2021 amounting to DKK 748.9 million offset by cash spent in the period.

Cash flow

DKK thousand	June 30, 2021	June 30, 2020	∆	∆ in percent
Cash used in operating activities	-695,703	-313,518	-382,185	-122%
Cash used in investing activities	-4,050	-186,428	182,378	98%
Cash flow from financing activities	715,929	770,249	-54,320	-4%
Net cash flow	-699,561	-327,910	-371,651	-113%

The increase in cash used in operating activities from the same period in 2020 is mainly related to our sales and marketing and administrative expenses increasing as a result of the commercial activities and support for Zegalogue and the V-Go wearable insulin delivery device. In the H1 of 2020 Zealand only had the sales and marketing expense and infrastructure effective April 2020 following the Valeritas asset purchase agreement. Cash used in investing activities in the first six months of 2021 related mainly to acquisition of tangible assets. Cash from financing activities increased primarily because of the January financing with an aggregate gross amount of DKK 748.9 million. Cash from financing activities for the six months ended June 30, 2020 was mainly related June financing of gross DKK 657.7 million but also a private placement of gross DKK 137.2 million.

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business-related events. Such statements are subject to risks and uncertainties as various factors, some of which are beyond the control of Zealand, may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include e.g. the impact of the global COVID-19 pandemic, interest rate and currency exchange rate fluctuations, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Zealand's products, introduction of competing products, Zealand's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses, and Zealand’s ability to integrate businesses in varying geographies with different commercial and operating characteristics. In particular, the global COVID-19 pandemic could potentially materially adversely impact our business and financial performance, including the timing of our clinical trials, projected regulatory approval timelines, our supply chain and sales of our approved products, as well as our Financial Guidance for 2021 in this interim report, particularly because the COVID-19 pandemic continues to evolve, and its breadth and significance on our business and financial performance is uncertain. A more extensive description of risk factors can be found in the 2020 Annual Report under the section Risk management and internal control.

Management’s statement on the interim report

The Board of Directors and the Management have considered and adopted the interim report of Zealand Pharma A/S for the three- and six-months periods ended June 30, 2021.

The condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. In our opinion, the interim report gives a true and fair view of the Group’s assets, equity and liabilities and financial position at June 30, 2021 as well as of the results of the Group’s operations and cash flow for the period January 1 – June 30, 2021.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the Company’s operations and financial conditions, of the net result for the periods and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, August 12, 2021

Management

Emmanuel Dulac President and Chief Executive Officer	Matthew Dallas Senior Vice President and Chief Financial Officer	Adam Sinding Steensberg Executive Vice President and Chief Medical Officer

Board of Directors

Alf Gunnar Martin Nicklasson Chairman	Kirsten Aarup Drejer Vice Chairman	Jeffrey Berkowitz Board member

Bernadette Mary Connaughton Board member	Leonard Kruimer Board member	Alain Munoz Board member

Michael John Owen Board member	Gertrud Koefoed Rasmussen Board member Employee elected	Iben Louise Gjelstrup Board member Employee elected

Jens Peter Stenvang Board member Employee elected	Nikolaj Frederik Beck Board member Employee elected

Independent auditor’s report

To the shareholders of Zealand Pharma A/S

We have reviewed the interim condensed consolidated financial statements of Zealand Pharma A/S for the three- and six-month periods ended June 30, 2021, which comprise a condensed consolidated income statement and statement of comprehensive income for the three and six month periods ended June 30, 2021, statement of financial position at June 30, 2021, and statement of changes in equity and statement of cash flow, for the six month period ended June 30, 2021, and notes. The interim condensed consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act.

Management's responsibilities for the interim condensed consolidated financial statements

Management is responsible for the preparation of interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act and for such internal control as Management determines is necessary to enable the preparation of interim condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibilities

Our responsibility is to express a conclusion on the interim condensed consolidated financial statements. We conducted our review in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Entity and additional requirements applicable in Denmark.

This requires us to conclude whether anything has come to our attention that causes us to believe that the interim condensed consolidated financial statements, taken as a whole, are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. This standard also requires us to comply with ethical requirements.

A review of the interim condensed consolidated financial statements in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Entity is a limited assurance engagement. The auditor performs procedures primarily consisting of making enquiries of Management and others within the company, as appropriate, applying analytical procedures and evaluate the evidence obtained.

The procedures performed in a review are substantially less that those performed in an audit conducted in accordance with the International Standards on Auditing. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act.

Copenhagen, August 12, 2021

EY

Godkendt Revisionspartnerselskab

CVR no. 30 70 02 28

Christian Schwenn Johansen State Authorized Public Accountant mne33234	Rasmus Bloch Jespersen State Authorized Public Accountant mne35503

Interim condensed consolidated financial statements

Interim condensed consolidated income statement for the three- and six-months periods ended June 30, 2021 and 2020.

		Reviewed
DKK thousand	Note	Q2 2021	Q2 2020	H1 2021	H1 2020
Revenue	2	84,326	221,016	132,145	233,432
Cost of goods sold		-31,520	-28,026	-55,262	-28,026
Royalty expenses	3	-11,040	0	-11,040	0
Gross margin		41,767	192,990	65,843	205,406

Research and development expenses	4	-149,660	-127,006	-284,968	-291,658
Sales and marketing expenses	4	-120,932	-74,853	-202,863	-74,853
Administrative expenses	4	-61,193	-45,592	-128,768	-70,665
Total Operating expenses		-331,785	-247,451	-616,598	-437,176

Other operating income		99	751	-65	858
Operating result		-289,919	-53,710	-550,820	-230,912

Financial income	5	0	2,180	11,511	904
Financial expenses	6	-14,389	-8,026	-6,061	-9,907
Result before tax		-304,308	-59,556	-545,371	-239,915

Income tax	7	7,493	1,375	6,371	2,306
Net result for the period		-296,815	-58,181	-539,000	-237,609

Earnings/loss per share – basic/diluted (DKK)	8	-6.87	-1.57	-12.66	-6.49

Interim condensed consolidated statement of comprehensive income (loss) for the three- and six-months periods ended June 30, 2021 and 2020.

		Reviewed
DKK thousand	Note	Q2 2021	Q2 2020	H1 2021	H1 2020
Net result for the period		-296,815	-58,181	-539,000	-237,609
Adjustment of foreign currency fluctuations on subsidiaries		-346	-300	2,103	-326
Comprehensive result for the period		-297,161	-58,481	-536,897	-237,937

Interim condensed consolidated statements of cash flow for the six months periods ended June 30, 2021 and 2020 and for the twelve months period ended December 31, 2020

		Reviewed		Audited
DKK thousand	Note	YTD 2021	YTD 2020	FY 2020
Net result for the period		-539,000	-237,609	-846,729
Bargain purchase		0	0	-36,395
Adjustments for other non-cash items		-92,581	39,337	143,138
Change in working capital		-5,845	-86,552	97,818
Interest received		0	897	895
Interest paid		-3,190	-3,406	-4,562
Deferred revenue	2	-10,347	-26,225	-42,881
Income tax paid/received		-44,740	0	0
Cash flow from operating activities		-695,703	-313,518	-688,716

Acquisition of Valeritas business, net of cash acquired		0	167,725	-167,791
Change in deposits		-192	-4,311	-3,972
Purchase of property, plant and equipment	10	-3,858	-14,392	-25,044
Cash flow from investing activities		-4,050	186,428	-196,807

Proceeds from issuance of shares related to exercise of share-based compensation	18	16,461	32,561	41,363
Proceeds from issuance of shares	18	748,975	794,929	791,503
Costs related to issuance of shares		-46,624	-41,960	-42,706
Lease installments	11	-2,883	-15,281	-29,219
Cash flow from financing activities		715,929	770,249	760,941

Decrease/increase in cash and cash equivalents		16,175	270,303	-124,582
Cash and cash equivalents by beginning of period		960,221	1,081,060	1,081,060
Exchange rate adjustments		11,380	-376	3,743
Cash and cash equivalents by end of period		987,776	1,350,986	960,221

Interim condensed consolidated statements of financial position as of June 30, 2021 and December 31, 2020

		Reviewed	Audited
DKK thousand	Note	June 30, 2021	December 31, 2020
ASSETS
Non-current assets
Intangible assets	9	55,327	57,485
Property, plant and equipment	10	85,393	85,040
Right-of-use assets	11	140,053	127,998
Deposits		16,842	16,650
Corporate tax receivable		1,268	1,268
Prepaid expenses		11,349	13,117
Deferred tax assets		5,077	8,370
Other investments	12	33,427	32,333
Total non-current assets		348,736	342,261

Current assets
Inventories	13	106,216	65,040
Trade receivables	14	99,296	46,484
Prepaid expenses	15	39,731	35,156
Corporate tax receivable		30,995	5,500
Other receivables	16	16,267	9,942
Marketable securities	12	295,155	297,345
Cash and cash equivalents	17	987,777	960,221
Total current assets		1,575,438	1,419,688

Total assets		1,924,173	1,761,949

EQUITY AND LIABILITIES
Share capital	18	43,542	39,800
Share premium	19	4,161,367	3,470,787
Translation reserve		11,080	8,977
Accumulated loss		-2,829,253	-2,290,253
Equity		1,386,736	1,229,311

Deferred revenue		14,846	44,587
Other liabilities		18,227	16,744
Lease liabilities	11	128,767	116,047
Non-current liabilities		161,840	177,378

Trade payables	20	76,222	70,384
Corporate tax payables		0	30,394
Lease liabilities	11	15,006	14,072
Deferred revenue		72,576	53,182
Discount and rebate liabilities		25,848	36,673
Other liabilities	21	185,945	150,555
Current liabilities		375,597	355,260
Total liabilities		537,437	532,638
Total equity and liabilities		1,924,173	1,761,949

Interim condensed consolidated statements of changes in equity for the six months periods ended June 30, 2021 and 2020

		Reviewed
	Share	Share	Translation	Retained
DKK thousand	capital	premium	reserve	loss	Total
Equity at January 1, 2020	36,055	2,650,142	0	-1,443,524	1,242,673
Other comprehensive income for the period	0	0	-328	0	-328
Net loss for the period	0	0	0	-237,609	-237,609
Share-based compensation	0	10,320	0	0	10,320
Capital increase, see note 17	3,679	823,811	0	0	827,490
Costs related to capital increases	0	-42,625	0	0	-42,625
Equity at June 30, 2020	39,734	3,441,647	-328	-1,681,131	1,799,922

Equity at January 1, 2021	39,800	3,470,787	8,977	-2,290,253	1,229,311
Other comprehensive income for the period	0	0	2,103	0	2,103
Net loss for the period	0	0	0	-539,000	-539,000
Share-based compensation	0	20,835	0	0	20,835
Treasury shares, see note 19	0	-45,325	0	0	-45,325
Capital increase, see note 18	3,742	761,694	0	0	765,436
Costs related to capital increases	0	-46,624	0	0	-46,624
Equity at June 30, 2021	43,542	4,161,367	11,080	-2,829,253	1,386,736

Note 1 - Basis of preparation and changes to the Group’s accounting policies

Basis of preparation

The interim condensed consolidated financial statements of Zealand Pharma A/S (“the Company”) have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by EU and additional requirements of the Danish Financial Statements Act. The interim condensed consolidated financial statements are presented in Danish kroner (DKK) which is also the functional currency of the parent company.

The accounting policies used in the interim condensed consolidated financial statements are consistent with those used in the Company’s annual financial statement for the year ended December 31, 2020.

New standards, interpretations and amendments adopted by the Group

A few amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Significant judgements and estimates

In the preparation of the interim condensed consolidated financial statements, the Company’s management (“Management”) makes several accounting estimates that form the basis for the presentation, recognition and measurement of the Company’s assets and liabilities.

In the application of the Company’s accounting policies, Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed as reasonable by Management; however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate, and unexpected events or circumstances might occur. Furthermore, the Company is subject to risks and uncertainties that might result in deviations in actual results compared with estimates.

For further information regarding significant accounting estimates and judgments see note 1 in the Annual Report for 2020.

Information on COVID-19

Our business, operations and clinical studies were, of course, impacted by the effects of COVID-19. Although our clinical studies continued without interruption during 2021 and 2020, there were delays and increased total costs arising from the implications of COVID-19.

However, we have not recognized any write-offs, impairments of assets, or losses to onerous contracts due to COVID-19.

The COVID-19 pandemic is also having an effect on other aspects of our business, including: our third-party manufacturers, and other third parties; albeit with no material effect or impact. The COVID-19 pandemic may, in the long-term, affect the productivity of our staff; our ability to attract, integrate, manage and retain qualified personnel or key employees; our global supply chains and relationships with vendors and other parties; significant disruption of global financial markets; and reduced ability to secure additional funding. We continuously monitor the COVID-19 pandemic and its potential impact on our business and financials.

Note 2 - Revenue

Revenue can be specified as follows:

DKK thousand	Q2 2021	Q2 2020	H1 2021	H1 2020
Alexion Pharmaceuticals Inc.	4,644	13,809	10,347	26,225
Sanofi-Aventis Deutschland GmbH	30,669	0	30,669	0
Boehringer Ingelheim International GmbH	0	149,120	0	149,120
Total license and milestone revenue	35,313	162,929	41,016	175,345

Total sale of goods revenue net	49,014	58,087	91,129	58,087
Total revenue	84,326	221,016	132,145	233,432

Total revenue recognized over time	4,644	13,809	10,347	26,225
Total revenue recognized at a point in time	79,683	207,207	121,798	207,207

License revenue for the first six months of 2021 of DKK 10.3 million relate to the research and development agreement with Alexion Pharmaceuticals entered into in March 2019. Under the agreement DKK 87.4 million is accounted for as deferred revenue as of June 30, 2021.

Milestone revenue for the first six months of 2021 of DKK 30.7 million relate to the Sanofi agreement. Zealand is still eligible for a payment from Sanofi of up to USD 10.0 million which is expected in 2022.

Sale of goods revenue for the first six months of 2021 of DKK 91.1 million related to V-Go and Zegalogue. The net sales comprise of gross sales of DKK 175.8 million and discounts and rebates of DKK -84.7 million.

Zealand is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets and no segment information is currently included in the internal reporting.

Net sales in US for the six months period ended June 30, 2021 comprise DKK 101.5 million including license revenues and sale of goods. Net sales in Germany amounts to DKK 30.7 million including license and milestone revenue. No other country accounts for more than 10% of the net total sales.

Note 3 – Royalty expense

Royalty expense relates to cost to 3rd parties in connection with the Sanofi royalty agreement.

Note 4 – Administrative, sale and marketing expenses

The increase in administrative, sale and marketing expenses in H1 2021 over H1 2020 is due to the acquisition of Valeritas in April 2020.

Note 5 – Financial income

Recognized financial income can be specified as follows:

DKK thousand	Q2 2021		Q2 2020	H1 2021	H1 2020
Currency exchange adjustments	0		0	11,489	904
Other	0		1,276	22	0
Financial income	0	*	1,276	11,511	904

Due to the development of the FX rates in Q2, the Company recognized a net currency loss amounting to DKK 11.1 million in the three-month period ended June 30, 2021. As a result, financial income and financial expense for the six-month period have been impacted by a net decrease of DKK 11.1 million.

Note 6 - Financial expenses

Recognized financial expenses can be specified as follows:

DKK thousand	Q2 2021	Q2 2020	H1 2021	H1 2020
Interest expenses and banking fees	-1,109	-1,962	-3,881	-3,574
Fair value adjustment	-2,180	0	-2,180	-6,333
Currency exchange adjustments	-11,100	-6,064	0	0
Financial expenses	-14,389	-8,026	-6,061	-9,907

Note 7 – Tax

The tax amount recognized includes tax income of DKK 2.8 million relating to corporate tax benefit in Denmark, a correction to prior periods of DKK 7.3 million offset by tax expenses in US of DKK 2.6 million.

Note 8 - Earnings/Loss per share

The earnings/loss and weighted average number of ordinary shares used in the calculation of basic and diluted earnings/loss per share are as follows:

DKK thousand	Q2 2021	Q2 2020	H1 2021	H1 2020
Net earnings/loss for the period	-296,815	-58,181	-539,000	-237,609
Net earnings/loss used in the calculation of basic earnings/loss per share	-296,815	-58,181	-539,000	-237,609

Weighted average number of ordinary shares	43,468,790	37,221,031	42,817,468	36,671,353
Weighted average number of treasury shares	-264,861	-64,223	-235,358	-64,223
Weighted average number of ordinary shares used in the calculation of basic/diluted loss per share	43,203,929	37,156,808	42,582,110	36,607,130

Earnings/loss per share – basic/diluted (DKK)	-6.87	-1.57	-12.66	-6.49

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings/loss per share:

	June 30, 2021	June 30, 2020
Outstanding warrants under the 2010 Employee incentive program	0	0
Outstanding warrants under the 2015 Employee incentive program	1,616,077	2,021,621
Outstanding warrants under the 2020 Employee incentive program	63,217	0
Outstanding Performance Share Units (PSUs) under the LTIP 2019 program	19,765	19,765
Outstanding Restricted Share Units (RSUs) under the LTIP 2020 program	27,466	21,602
Outstanding Performance Share Units (PSUs) under the LTIP 2021 program	282,852	0
Outstanding Restricted Share Units (RSUs) under the LTIP 2021 program	444,949	0
Total outstanding warrants/PSUs/RSUs	2,454,326	2,062,988

For further information on the Employee incentive programs please see note 6 in the Annual Report for 2020.

Note 9 – Intangible assets

Intangible assets of DKK 55.3 million recognized as at June 30, 2021 as compared to DKK 57.5 million as of December 31, 2020. The decrease is primarily due to currency translation and amortization.

The majority of the intangible assets occurred from the business combination of Valeritas activities on April 2, 2020. Since the 12 months period has expired all amounts are assessed to be final and no further adjustments relating to the business combination can occur.

Note 10 – Property, plant and equipment

DKK thousand	June 30, 2021	December 31, 2020
Plant and machinery	39,582	41,911
Other fixtures and fittings	6,635	8,337
Building improvements	31,424	31,769
Assets under construction	7,752	3,023
Carrying amount	85,393	85,040

The increase from DKK 85.0 million at December 31, 2020 to DKK 85.4 million as at June 30, 2021 is primarily related new assets under construction in Denmark offset by depreciation.

Note 11 - Right of use assets and lease liabilities

Right-of-use-assets of DKK 140.1 million and lease liability of DKK 143.8 million were recognized as at June 30, 2021 as compared to DKK 128.0 million and DKK 130.1 million, respectively, as of December 31, 2020. The increase is primarily related to currency translation and new smaller additions, offset by depreciations and payments.

Note 12 - Financial instruments

As of June 30, 2021 and December 31, 2020, the following financial instruments are measured at fair value through profit or loss:

DKK thousand	June 30, 2021	December 31, 2020
Marketable securities	295,155	297,345
Other investments	33,427	32,333
Financial assets measured at fair value	328,582	329,678

The fair value of marketable securities and other investments is based on Level 1 and Level 3, respectively, in the fair value hierarchy. No financial assets are based on Level 2.

Other investments consist of a USD 5.4 million (December 31, 2020: USD 5.4 million) investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care.

In determining fair value, Zealand considered the impact of any recent share capital issuances by Beta Bionics as an indicator of the fair value of the shares. In particular, Beta Bionics undertook a capital offering in June 2019 and subsequent infliction points was used as the basis for determining fair value. Measurement is considered a level 3 measurement.

A net fair value adjustment of DKK 1.1 million from marketable securities and other investments have been recognized in financial expenses, as of June 30, 2021 (June 30, 2020: DKK 0.8 million in financial income).

There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the interim periods ended June 30, 2021 and 2020, respectively.

Note 13 - Inventories

DKK thousand	June 30, 2021	December 31,2020
Raw materials	37,086	14,398
Work in progress	29,241	13,723
Finished goods	39,889	36,919
Inventories	106,216	65,040

In 2021 a reversal of previous periods estimated write-down on prelaunch inventory with a net positive income statement effect of DKK 25.1 million on research and development expenses was recognized, as a consequence of our FDA approval of Zegalogue.

Note 14 – Trade receivables

The increase in Trade receivables from DKK 46.5 million at December 31, 2020 to DKK 99.3 million at June 30, 2021 is mainly related to extended payment terms with our larger customers and the DKK 30 million Sanofi milestone.

Note 15 – Prepaid expenses

The increase in Prepaid expenses from DKK 48.3 million at December 31, 2020 to DKK 51.1 million at June 30, 2021 is mainly relating to timing differences.

Note 16 - Other receivables

DKK thousand	June 30, 2021	December 31, 2020
VAT	7,362	3,887
Other	8,905	6,055
Other receivables	16,267	9,942

Other receivables are mainly related to VAT receivables in Denmark and Sweden.

Note 17 - Cash and cash equivalents

DKK thousand	June 30, 2021	December 31, 2020
DKK	536,894	286,222
USD	427,058	568,444
EUR	23,825	105,555
Total cash and cash equivalents	987,777	960,221

Note 18 - Changes in share capital

The following changes have occurred in the share capital during the respective year-to-date interim periods:

No. of shares (thousand)
Share capital at January 1, 2020	36,055
Increase due to issue of new shares	3,679
Share capital at June 30, 2020	39,734
Share capital at January 1, 2021	39,800
Increase due to issue of new shares	3,742
Share capital at June 30, 2021	43,542

Note 19 – Treasury shares

As part of the capital increase made in January 2021, a total of 200,000 shares were purchased through a share swap transaction. As the payment is not due yet, a liability of DKK 41.6 million is recognized under other liabilities. Refer to note 21.

Further in June 2021, the Company started a share buyback program with an expected purchase of 154,187 shares or for an amount up to DKK 32,070,896. As of June 30, 2021, 20,000 shares were acquired under this program.

The total number of treasury shares as of June 30, 2021 is 284,223 and will be used for long term incentive compensation plans.

Note 20 – Trade payables

The increase in Trade payables from DKK 70.4 million as of December 31, 2020 to DKK 76.2 million at June 30, 2021 is mainly relating to timing differences.

Note 21 - Other liabilities

DKK thousand	June 30, 2021	December 31, 2020
Employee benefits	53,071	101,028
Royalty payable to third party	16,976	5,732
Treasury shares purchase – See note 19	45,325	0
CRO liabilities	12,097	28,267
Other payables	58,476	32,272
Total other liabilities	185,945	167,299

The increase in other liabilities is mainly related to a one-off liability regarding purchase of treasury shares of DKK 45.3 million. This is offset by a decrease in Employee benefits due to the payout of bonus in Q1 2021 and lower CRO liabilities.

Other payables comprises of payables to authorities etc.

Note 22 - Contingent assets, liabilities and contractual obligations

Contingent assets

As of June 30, 2021, Zealand is still eligible for a payment from Sanofi of up to USD 10.0 million which is expected in 2022. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore the company has not recognized an asset in the statement of financial position of the Group.

Contingent liabilities and contractual obligations

As of June 30, 2021, total contractual obligations related to agreements with CROs amounted to DKK 347.1 million (DKK 107.9 million for 2021 and DKK 239.2 million for the years 2022 up to and including 2025).

Zealand may be required to pay future development, regulatory and commercial milestones related to the acquisition of Encycle Therapeutics. Refer to note 13 in the 2020 Annual Report.

Note 23 - Significant events after the reporting period

None